                         INTERNATIONAL HOME FOODS, INC.
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


EXHIBIT 12     COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


                                                                  Three Months Ended
                                                             March 31, 1998   March 31, 1997
                                                             --------------   --------------
         Income before provision for income taxes            $       31,912   $       12,292


         Add (subtract):

               Interest on term loans and notes                      21,732           24,747

               Amortization of debt cost                              1,190            1,160

               Portion of rents representative of interest              558              163
                                                             --------------   --------------

         Income as adjusted                                  $       55,392   $       38,362


         Fixed Charges

               Interest on term loans and notes              $       21,732   $       24,747

               Amortization of debt costs                             1,190            1,160

               Portion of rents representative of interest              558              163
                                                             --------------   --------------

               Total fixed charges                           $       23,480   $       26,070

         Consolidated Ratio of Earnings to Fixed Charges               2.36             1.47
                                                             ==============   ==============